Mara Ransom

Chief

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

August 7, 2020

Re: Winc, Inc.

Offering Statement on Form 1-A

File No. 024-11266

Dear Ms. Ransom:

On behalf of Winc, Inc., I hereby request qualification of the above-referenced offering statement at 12 noon, Eastern Time, on Wednesday, August 12, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Geoffrey McFarlane

Geoffrey McFarlane

Chief Executive Officer

Winc, Inc.

Cc:	Jeanne Campanelli, Esq.

CrowdCheck Law LLP